Exhibit 17.1

MEMORANDUM

TO:	BEN MAYER, DIRECTOR OF KACHING KACHING, INC

FROM:	ROBERT MCNULTY

SUBJECT:	ROBERT MCNULTY RESIGNATION

DATE:	8/19/2011

Be advised that I am resigning as Chairman and CEO from Kaching Kaching, Inc. effective immediately. The following reasons are:

Since March 2011 the investors promised to fund the company which has not happened to date. In fact, two board members resigned late April due to continuing promises to fund the company that never happened. Since May we have been told week to week by Ben Mayer, Hank Cohn and Michael Hartstein that there is a pending financing. On a weekly basis we have been receiving numerous excuses why funding has not taken a place. Also, we were told that money has been wired to escrow on Tuesday, August 16. Due to a lack of response from Ben Mayer and Hank Cohn, we were unable to verify if the funds were in escrow. However, prior to this resignation, it was brought to my attention that no funds have been wired to escrow.

Continued breach of promises to fund the company has caused severe damages to the employees who stayed onboard over three months. During that time, I was bridging the company to keep its key operations alive. The company owes me a substantial amount of accrued salary for a year and half, including direct loans to the company. Employees, who stayed on at investors’ request and their promise to fund the company, are owed tens of thousand dollars of back pays and expenses.

Therefore the company is no longer able to continue its daily operations and fulfill its obligations.